September 2, 2025

Danny Williamson
CEO, President and Director
216 Pharmacy Corp
4400 N. Scottsdale Rd. Ste 984
Scottsdale, AZ 85251

       Re: 216 Pharmacy Corp
           Offering Statement on Form 1-A
           Filed August 25, 2025
           File No. 024-12651
Dear Danny Williamson:

       This is to advise you that we do not intend to review your offering statement.

         We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Matt Stout